UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

Explanatory Note

Annexed hereto and incorporated herein by reference are copies of the following materials being furnished by Senstar Technologies Ltd. (“Senstar-Israel”) in connection with the Special and Annual General Meeting of Shareholders of Senstar-Israel to be held at Senstar-Israel’s principal executive offices, at 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road, Ramat Gan 5268102, Israel, on December 27, 2023 at 3:00 p.m. (Israel time) (the “Meeting”):

Exhibit 99.1:          Cover Letter, Notice of Special and Annual General Meeting of Shareholders and Proxy Statement, dated November 21, 2023, to be mailed to Senstar-Israel shareholders on or about November 28, 2023 in connection with the Meeting, together with the following appendices thereto:

•	Annex A:	Agreement and Plan of Merger, dated September 26, 2023, by and among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd.
•	Annex B:	Proxy Card being mailed to Senstar Technologies Ltd. shareholders in connection with the Meeting.
•	Annex C:	Senstar Technologies Corporation Certificate and Articles of Incorporation
•	Annex D:	Senstar Technologies Corporation By-laws

Exhibit 99.2:          Proxy Card being mailed to Senstar Technologies Ltd. shareholders in connection with the Meeting.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

On September 27, 2023, Senstar Technologies Corporation (“Senstar-Ontario”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, as amended on November 14, 2023 (as amended, the “Registration Statement”), that included a preliminary prospectus with respect to Senstar-Ontario Common Shares to be issued in the proposed transaction and a proxy statement of Senstar-Israel in connection with the Merger and the plan to redomicile Senstar-Israel, the parent company of the Senstar group of companies, to be an entity organized in the Province of Ontario, Canada instead of Israel. The Registration Statement was declared effective on November 16, 2023, and a copy of the final proxy statement/prospectus contained therein is Annexed hereto as Exhibit 99.1 and incorporated herein by reference, and will be mailed to Senstar-Israel shareholders on or about November 28, 2023. This document is not a substitute for any prospectus, proxy statement or any other document that Senstar-Ontario or Senstar-Israel may file with the SEC in connection with the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

Senstar-Israel and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Senstar-Israel’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 20, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of these documents (when they become available) by directing a written request to: Senstar Technologies Ltd., 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road. Ramat Gan 5268102, Israel, Attention: Chief Financial Officer, Tel: +972-74-794-5200.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar-Ontario’s and Senstar-Israel’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with Senstar-Israel’s ability to obtain the shareholder approval required to consummate the proposed Merger and the timing of the closing of the proposed Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Merger will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Senstar-Israel following the announcement of the Merger Agreement and the transactions contemplated therein; unanticipated difficulties or expenditures relating to the proposed Merger; and the ability to recognize the anticipated benefits of the proposed Merger.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar-Israel’s most recent Annual Report on Form 20-F filed with the SEC and in the final proxy statement/prospectus contained in the Registration Statement. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar-Israel undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd.

By:	/S/ Tomer Hay
Name:	Tomer Hay
Title:	Chief Financial Officer

Date: November 21, 2023

Exhibit Index

Exhibit 99.1:
Cover Letter, Notice of Special and Annual General Meeting of Shareholders and Proxy Statement, dated November 21, 2023, to be mailed to Senstar-Israel shareholders on or about November 28, 2023 in connection with the Meeting, together with the following appendices thereto:

•	Annex A:	Agreement and Plan of Merger, dated September 26, 2023, by and among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd.
•	Annex B:	Proxy Card being mailed to Senstar Technologies Ltd. shareholders in connection with the Meeting.
•	Annex C:	Senstar Technologies Corporation Certificate and Articles of Incorporation
•	Annex D:	Senstar Technologies Corporation By-laws

Exhibit 99.2:	Proxy Card being mailed to Senstar Technologies Ltd. shareholders in connection with the Meeting.